                                                                                                  Exhibit 99.1

ELBIT MEDICAL IMAGING ANNOUNCES PLAZA
CENTER’S EXPANSION IN ROMANIA

Tel Aviv, Israel, March 12, 2007, Elbit Medical Imagining Ltd. (NASDAQ: EMITF) (“EMI” or the “Company”) has announced today that its subsidiary, Plaza Centers N.V. (LSE : PLAZ) (“Plaza”), a leading emerging markets property developer, today announces that it has acquired a site in Timisoara, West Romania (“Site”).

The acquisition is Plaza’s second transaction in Romania following the Plaza’s announcement on November 30, 2006 that it had entered into a public-private partnership agreement with the Government of Romania to develop the approximately US$1 billion Casa Radio (Dambovica) scheme in Bucharest.

The site totals 31,800 sqm and is located alongside a major road approaching the city centre of Timisoara, West Romania. Plaza plans to build a shopping centre of approximately 30,000 sqm Gross Lettable Area, exclusive of parking area.

Plaza has also secured an option to develop on the site approximately 20,000 sqm of new mixed retail, office and residential space adjacent to the shopping centre.

The total estimated (development) cost of the project is €60m.

Mr. Shimon Yizhaki, President, commented: "Up to now our commercial group's attention in Romania was set on major projects in Bucharest such as the Casa Radio (Dambovica) Mega Project and the Bucuresti Hotel Complex, Bucharest, Romania, now, however, we are promoting efforts to 20-30 non-central areas with a high growth potential, just as successfully proven in our past track record in Hungary peripheral areas".

About Elbit Medical Imaging Ltd.
EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into four principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd. and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango, and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com